Exhibit 99.4

FINAL FORM

NEITHER THIS SECURITY NOR THE SECURITIES INTO WHICH THIS SECURITY IS EXERCISABLE HAS BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT OR OTHER LOAN SECURED BY SUCH SECURITIES.

WARRANT TO PURCHASE ORDINARY SHARES REPRESENTED BY AMERICAN DEPOSITARY SHARES [OR PRE-FUNDED WARRANTS]

ASLAN PHARMACEUTICALS LIMITED

Warrant Shares: [ _______]	Issue Date: [__], 2023
Warrant ADSs: [ _______]
Tranche Warrant: 1B

THIS WARRANT TO PURCHASE (A) ORDINARY SHARES REPRESENTED BY AMERICAN DEPOSITARY SHARES [OR (B) PRE-FUNDED WARRANTS TO PURCHASE ORDINARY SHARES REPRESENTED BY AMERICAN DEPOSITARY SHARES] (the “Warrant”), issued in the form of uncertificated securities, certifies that, for value received, [_____________] or its assigns (the “Holder”) is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the date of the Eblasakimab Trial Achievement (as defined below) and on or prior to 5:00 p.m. (New York City time) on the Warrant Exercise Deadline (as defined below) but not thereafter (such period of time between the date of the Eblasakimab Trial Achievement and the Warrant Exercise Deadline, the “Exercise Period”), to subscribe for and purchase from ASLAN Pharmaceuticals Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), up to [____] Ordinary Shares, nominal or par value $0.01 per share (as subject to adjustment hereunder, the “Warrant Shares”), represented by [____] American Depositary Shares (“ADSs”), each five (5) Ordinary Shares represented by one (1) ADS (as subject to adjustment hereunder, the “Warrant ADSs”) [or Pre-Funded Warrants (as defined below) to purchase the same number of Warrant ADSs or Warrant Shares (as subject to adjustment hereunder)]. The purchase price of one Warrant Share or Warrant ADS [or Pre-Funded Warrants] under this Warrant shall be equal to the applicable Exercise Price, as defined in Section 2(b). This Warrant is one of the “Tranche Warrants” (as defined in that certain Unit Purchase Agreement (the “Purchase Agreement”), dated February 24, 2023, among the Company and the purchasers signatory thereto). All references to “dollars” and “$” shall mean United States dollars.

Section 1. Convention; Definitions. [Unless this Warrant is exercised for Pre-Funded Warrants or as otherwise designated by the Holder in the Notice of Exercise (as set forth below), ][i]t is contemplated that this Warrant shall be exercised for Warrant ADSs (and not for Warrant Shares) so long as the Ordinary Shares underlying the Warrant ADSs have been registered under the Securities Act and/or can otherwise be accepted by the Depositary pursuant to the Depositary Agreement resulting in the issuance of Warrant ADSs upon exercise of this Warrant. This Warrant shall be exercisable during the Exercise Period for Warrant Shares at the discretion of the Holder or when such Warrant Shares are not eligible for deposit with the Depositary. The Notice of Exercise will specify what securities are to be issued in case of an exercise of this Warrant; but for the purposes of drafting convention only, references herein to an exercise of this Warrant shall be described as an exercise of this Warrant for Warrant ADSs unless as otherwise stated or the context provides otherwise. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Purchase Agreement. In addition to the other terms defined herein, the following terms are defined as follows:

“Eblasakimab Trial Achievement” means the public disclosure of topline clinical data, including the primary endpoint, key secondary endpoints and safety/tolerability findings, for the Company’s Eblasakimab TREK-AD Phase 2B trial.

“Mandatory Exercise Event” means, following the Eblasakimab Trial Achievement and prior to the Warrant Exercise Deadline, the Company’s ADSs have achieved an aggregate trading volume of ADSs in excess of $200 million with an average VWAP that is at least five times the Exercise Price then in effect.

“Pre-Funded Warrant Exercise Price” equals US $0.0001 per Ordinary Share or $0.0005 per ADS, subject to adjustment for reverse and forward share splits, share dividends, share combinations, ratio changes and other similar transactions of the Ordinary Shares or ADSs, as applicable, that occur after the Issue Date.

“Trial Achievement Exercise Price” means the adjustment to the then current Exercise Price so that the Exercise Price, as adjusted, shall be either (i) the average of the VWAP of the ADSs measured across the first ten (10) Trading Days following the Eblasakimab Trial Achievement multiplied by 0.5, or (ii) if the Holder exercises this Warrant within such ten (10)-Trading Day period, the average of the VWAP measured from the first Trading Day immediately following the Eblasakimab Trial Achievement through the last Trading Day before the date of such Exercise Notice multiplied by 0.5, in each case, only to the extent such adjustment would result in a Trial Achievement Exercise Price higher than the Exercise Price, as in effect immediately prior to the date of the Eblasakimab Trial Achievement/.

“Trial Achievement ADS Adjustment” means a reduction in the number of Warrant ADSs available for exercise under this Warrant, calculated by dividing the initial Holder’s Subscription Amount by the Trial Achievement Exercise Price. For illustration purposes only, if the initial Holder’s Subscription Amount was $1,000,000, and the resulting initial number of Warrant ADSs under this Warrant was as of the Issue Date initially 769,231 ADSs, then after applying the Trial Achievement ADS Adjustment which resulted in a Trial Achievement Exercise Price was $2.00 per ADS, the number of Warrant ADSs exercisable under this Warrant would be 500,000 ADSs.

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the ADSs are then listed or quoted on a Trading Market, the daily volume weighted average price of the ADSs for such date (or the nearest preceding date) on the Trading Market on which the ADSs are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if the OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the ADSs for such date (or the nearest preceding date) on the OTCQB or OTCQX as applicable, (c) if the ADSs are not then listed or quoted for trading on the OTCQB or OTCQX and if prices for ADSs are then reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the ADSs so reported, or (d) in all other cases, the fair market value of an ADS as determined by an independent appraiser selected in good faith by the holders of a majority in interest of the Warrants then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

“Warrant Exercise Deadline” means the earlier of (i) the date that is sixty (60) days after the Eblasakimab Trial Achievement (or as may be extended pursuant to the terms of this Warrant) and (ii) the date of the fifth anniversary of the Closing Date, which five year period will be automatically extended by the number of days and to the extent the date of the Eblasakimab Trial Achievement/ occurs within sixty (60) days prior to the fifth anniversary of the Closing Date.

Section 2. Exercise.

a) Exercise of Warrant. During the Exercise Period, subject to the terms and conditions hereof, this Warrant may be exercised for, at the Holder’s sole and absolute discretion, either [(i)] Warrant ADSs or Warrant Shares [or (ii) in the event that the limitations set forth in Section 2(e) restrict the exercise of this Warrant into Warrant ADS or Warrant Shares, a Pre-Funded Warrant to purchase a number of ADSs or Ordinary Shares equal to the number of Warrant ADSs or Warrant Shares as to which this Warrant is being exercised in the form of a Pre-Funded Warrant attached as Exhibit A hereto (the “Pre-Funded Warrants”)]. Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times during the Exercise Period and, subject to the adjustments set forth in Section 2(b) below, by delivery to the Company of a duly executed PDF copy submitted by e-mail (or e-mail attachment) of the Notice of Exercise in the form annexed hereto (the “Notice of Exercise”) in accordance with Section 5(g). Within the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined below) following the date of exercise as aforesaid, the Holder shall deliver, as specified in the applicable Notice of Exercise, by wire transfer, [(i)] the aggregate Exercise Price for the Warrant ADSs or Warrant Shares, as applicable, if this Warrant is being exercised for Warrant ADS or Warrant Shares[, or (ii) the aggregate Exercise Price minus the aggregate Pre-Funded Warrant Exercise Price, if this Warrant is being exercised for Pre-Funded Warrants]. No ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise be required. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant ADSs or Warrant Shares [or Pre-Funded Warrants] available hereunder and the Warrant has been exercised in full, in which case, the Holder shall surrender this Warrant to the Company for cancellation within two (2) Business Days of the date on which the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant ADSs or Warrant Shares [or Pre-Funded Warrants] available hereunder shall have the effect of lowering the outstanding number of Warrant ADSs or Warrant Shares [or Pre-Funded Warrants] purchasable hereunder in an amount equal to the applicable number of Warrant ADSs or Warrant Shares[ or Pre-Funded Warrants] purchased. The Holder and the Company shall maintain records showing the number of Warrant ADSs and Warrant Shares [and Pre-Funded Warrants] purchased hereunder and the date of such purchases. The Company shall deliver any objection to any Notice of Exercise within two (2) Business Days of receipt of such notice. The Warrant must be exercised during the Exercise Period. The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant ADSs or Warrant Shares[ or Pre-Funded Warrants] hereunder, the number of Warrant ADSs or Warrant Shares[ or Pre-Funded Warrants] available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

b) Exercise Price; Warrant ADSs; Adjustments. The exercise price per Warrant ADS under this Warrant shall be $1.30 (the “Exercise Price”), provided that following the Eblasakimab Trial Achievement, the Exercise Price shall be subject to a Trial Achievement Exercise Price Adjustment and, if so adjusted, then the number of Warrant ADSs underlying this Warrant shall also be subject to a Trial Achievement ADS Adjustment.

c) Mandatory Exercise.

i. At the Company’s election, the Company shall have the right to require the Holder to exercise all or any portion of this Warrant still unexercised (a “Mandatory Exercise”) into fully paid, validly issued and nonassessable Warrant ADSs or Warrant Shares [or Pre-Funded Warrants] in accordance with Section 2(d) hereof, at the Exercise Price in effect upon achievement of the Mandatory Exercise Event.

ii. The Company may effect this Mandatory Exercise under Section 2(c)(i) by delivering a written notice thereof by electronic mail to the Holder (the “Mandatory Exercise Notice”) within five (5) Business Days following the Trading Day on which the Mandatory Exercise Event occurred (the “Mandatory Exercise Notice Date”). The Mandatory Exercise Notice shall include (i) the aggregate number of Warrant ADSs/Warrant Shares subject to such Mandatory Exercise (the “Mandatory Exercise Amount”) and (ii), to the satisfaction of the Holder, reasonable documentation to evidence that the Mandatory Exercise Event was achieved. Upon receipt of the Mandatory Exercise Notice, the Holder shall exercise this Warrant in accordance with Section 2(d) at any time prior to the Warrant Exercise Deadline, provided, however, that if the Mandatory Exercise Notice is delivered within five (5) Business Days prior to the Warrant Exercise Deadline, the Warrant Exercise Deadline shall be automatically extended by five (5) Business Days.

d) Mechanics of Exercise.

i. Delivery of Warrant Shares Upon Exercise. The Company shall cause its registrar to deposit the Warrant Shares subject to such exercise with the Depositary and instruct the Depositary to credit the account of the Holder’s prime broker with the Depositary Trust Company or its nominees (“DTC”) through its Deposit/Withdrawal At Custodian system (“DWAC”) if the Depositary is then a participant in such system and there is an effective registration statement permitting the issuance of the Warrant ADSs to, or resale of the Warrant ADSs by, the Holder, and otherwise by physical delivery to the address specified by the Holder in the Notice of Exercise, by the date that is the earlier of (i) two (2) Trading Days after the delivery to the Company of the Notice of Exercise and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined below) after the delivery to the Company of the Notice of Exercise (such date, the “Warrant ADS Delivery Date”). Upon delivery of the Notice of Exercise, subject to Section 2[(d)(iv)], the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant ADSs with respect to which this Warrant has been exercised, irrespective of the date of delivery of the Warrant ADSs. If the Company fails for any reason to deliver to the Holder the Warrant ADSs subject to a Notice of Exercise by the Warrant ADS Delivery Date, the Company shall pay to the Holder, in cash, as liquidated damages and not as a penalty, for each $5,000 of Warrant ADSs subject to such exercise (based on the VWAP on the date of the applicable Notice of Exercise), $10 per Trading Day (increasing to $20 per Trading Day on the fifth Trading Day after such liquidated damages begin to accrue) for each Trading Day after such Warrant ADS Delivery Date until such Warrant ADSs are delivered or Holder rescinds such exercise. The liquidated damages amount set forth in this Section 2(d)(i) shall not be duplicative of any liquidated damages amount to which a Holder may be entitled under in Section 4.1(d) of the Purchase Agreement. The Company agrees to maintain a Depositary that is a participant in the FAST program so long as this Warrant remains outstanding and exercisable. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary Trading Market with respect to the ADSs as in effect on the date of delivery of the Notice of Exercise. If this Warrant is exercised for Warrant Shares and such Warrant Shares are uncertificated or book-entry only, upon request of the Holder, the Company shall deliver in due course the Company’s book of uncertificated securities duly signed by the Company’s share registrar and evidencing the Holder as holder of the Warrant Shares.

[ii. Delivery of Pre-Funded Warrants Upon Exercise. If this Warrant is being exercised for Pre-Funded Warrants, the Company shall issue and dispatch by overnight courier to the address as specified in the Notice of Exercise, Pre-Funded Warrants to purchase a number of ADSs or Ordinary Shares with respect to which this Warrant is being exercised by the date that is the latest of (i) five (5) Business Days after the delivery to the Company of the Notice of Exercise, (ii) five (5) Business Days after delivery of the aggregate Exercise Price less the aggregate Pre-Funded Warrant Exercise Price to the Company and (iii) the number of Trading Days comprising the Standard Settlement Period after the delivery to the Company of the Notice of Exercise.]

[iii]. Delivery of New Warrants Upon Exercise. If this Warrant shall have been exercised in part, the Company shall, at the request of a Holder and upon surrender of this Warrant certificate, at the time of delivery of the Warrant ADSs, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased Warrant ADSs [(or Pre-Funded Warrants)] called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

iv. Rescission Rights. If the Company fails to cause the Depositary to transmit to the Holder the Warrant ADSs to Section 2(d)(i) by the Warrant ADS Delivery Date, then the Holder will have the right to rescind such exercise; provided, however, that the Holder shall be required to return any Warrant ADSs or Warrant Shares subject to any such rescinded exercise notice concurrently with the return to Holder of the aggregate Exercise Price paid to the Company for such Warrant ADSs or Warrant Shares, as the case may be, and the restoration of Holder’s right to acquire such Warrant ADSs or Warrant Shares pursuant to this Warrant (including, issuance of a replacement warrant certificate evidencing such restored right).

v. Compensation for Buy-In on Failure to Timely Deliver Warrant ADSs Upon Exercise. In addition to any other rights available to the Holder, if the Company fails to cause the Depositary to transmit to the Holder the required number of Warrant ADSs in accordance with the provisions of Section 2(d)(i) above pursuant to an exercise on or before the Warrant ADS Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder’s brokerage firm otherwise purchases, ADSs to deliver in satisfaction of a sale by the Holder of the Warrant ADSs which the Holder anticipated receiving upon such exercise (a “Buy-In”), then the Company shall (A) pay in cash to the Holder the amount, if any, by which (x) the Holder’s total purchase price (including brokerage commissions, if any) for the ADSs so purchased exceeds (y) the amount obtained by multiplying (1) the number of Warrant ADSs that the Company was required to deliver to the Holder in connection with the exercise at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of Warrant ADSs for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or deliver to the Holder the number of ADSs that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder. For example, if the Holder purchases ADSs having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of ADSs with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (A) of the immediately preceding sentence the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver ADSs upon exercise of the Warrant as required pursuant to the terms hereof. The liquidated damages amount set forth in this Section 2(d)(i) shall not be duplicative of any liquidated damages amount to which a Holder may be entitled under in Section 4.1(d) of the Purchase Agreement

vi. No Fractional Shares or Scrip. No fractional Warrant ADSs or Warrant Shares or scrip representing fractional Warrant ADSs or Warrant Shares shall be issued upon the exercise of this Warrant. As to any fraction of a Warrant ADS or Warrant Share which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the applicable Exercise Price, or round up to the next whole Warrant ADS or Warrant Share, as applicable.

vii. Charges, Taxes and Expenses. Issuance of Warrant ADSs or Warrant Shares[or Pre-Funded Warrants] shall be made without charge to the Holder for any issue or transfer tax in respect of the issuance of such Warrant ADS or Warrant Shares[or Pre-Funded Warrants], all of which issue or transfer taxes shall be paid by the Company, and such Warrant ADSs or Warrant Shares[or Pre-Funded Warrants] shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that, in the event that Warrant ADSs or Warrant Shares[or Pre-Funded Warrants] are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the Holder and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto. The Company and the Holder shall each pay fifty percent (50%) of all Depositary fees required for same-day processing of any Notice of Exercise and all fees to the Depository Trust Company (or another established clearing corporation performing similar functions) required for same-day electronic delivery of the Warrant ADS or Warrant Shares[ or Pre-Funded Warrants], as applicable. Any other fees charged by the Depositary to holders of ADSs, including periodic administrative servicing fees, shall be the sole responsibility of the Holder.

viii. Closing of Books. The Company will not close its shareholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

ix. Insufficient Authorized Shares. If the Company fails at any time to have a sufficient number of Ordinary Shares authorized, unissued and otherwise unreserved such that Ordinary Shares may be issued upon the exercise of this Warrant in accordance with the terms herein, then the Company will instead settle the exercise in cash, valuing the undelivered ADSs at the last closing price of the Company’s ADSs on the principal Trading Market as of the date of exercise, net of the applicable exercise price.

[e) Holder’s Exercise Limitations. The Company shall not effect any exercise of this Warrant (other than for Pre-Funded Warrants), and a Holder shall not have the right to exercise any portion of this Warrant (other than for Pre-Funded Warrants), pursuant to Section 2 or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, the Holder (together with the Holder’s Affiliates, and any other Persons acting as a group together with the Holder or any of the Holder’s Affiliates (such Persons, “Attribution Parties”)), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of Ordinary Shares beneficially owned by the Holder, together with its Attribution Parties, shall include the number of Ordinary Shares that would be issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of Ordinary Shares which are issuable upon (i) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by the Holder, together with its Attribution Parties, and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other Ordinary Share Equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder, together with its Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 2(e), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Company is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 2(e) applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder, together with its Affiliates and any other Attribution Parties) and of which portion of this Warrant is exercisable shall be in the sole discretion of the Holder, and the submission of a Notice of Exercise shall be deemed to be the Holder’s determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 2(e), in determining the number of outstanding Ordinary Shares (including Ordinary Shares represented by ADSs), a Holder may rely on the number of outstanding Ordinary Shares (including Ordinary Shares represented by ADSs) as reflected in (A) the Company’s most recent periodic or annual report filed with the Commission, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent written notice by the Company setting forth the number of Ordinary Shares outstanding. Upon the written or oral request of a Holder, the Company shall within two (2) Trading Days confirm orally and in writing to the Holder the number of Ordinary Shares then outstanding. In any case, the number of outstanding Ordinary Shares (including Ordinary Shares represented by ADSs) shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder or its Affiliates or Attribution Parties since the date as of which such number of outstanding Ordinary Shares (including Ordinary Shares represented by ADSs) was reported. The “Beneficial Ownership Limitation” shall be [4.99%/9.99%] of the number of the Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares issuable upon exercise of this Warrant. The Holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 2(e), provided that the Beneficial Ownership Limitation in no event exceeds 19.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares upon exercise of this Warrant held by the Holder and the provisions of this Section 2(e) shall continue to apply. Any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Company. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2(e) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.]

Section 3. Certain Adjustments.

a) Share Dividends and Splits. If the Company, at any time while this Warrant is outstanding: (i) pays a share dividend or otherwise makes a distribution or distributions on its Ordinary Shares or ADSs or any other equity or equity equivalent securities payable in Ordinary Shares or ADSs (which, for avoidance of doubt, shall not include any ADSs or Ordinary Shares issued by the Company upon exercise of this Warrant), (ii) subdivides outstanding Ordinary Shares or ADSs into a larger number of shares or ADSs, or (iii) combines (including by way of reverse share split) outstanding Ordinary Shares or ADSs into a smaller number of shares or ADSs, as applicable or (iv) issues by reclassification of Ordinary Shares, ADSs or any shares of share capital of the Company, as applicable, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of Ordinary Shares (including Ordinary Shares represented by ADSs) or ADSs (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of Ordinary Shares (including Ordinary Shares represented by ADSs) or ADSs outstanding immediately after such event, and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged. Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

b) Omitted.

c) Omitted.

d) Fundamental Transaction. If, at any time while this Warrant is outstanding during the Exercise Period, (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person or group of Persons whereby such other Person or group acquires more than 50% of the outstanding Ordinary Shares or more than 50% of the voting power of the common equity of the Company, (ii) the Company or any Subsidiary, directly or indirectly, effects any sale, lease, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Ordinary Shares are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of more than 50% of the outstanding Ordinary Shares, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Ordinary Shares or any compulsory share exchange pursuant to which the Ordinary Shares are effectively converted into or exchanged for other securities, cash or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires more than 50% of the outstanding Ordinary Shares or more than 50% of the voting power of the common equity of the Company (each a “Fundamental Transaction”), then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Warrant ADS or Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder [(without regard to any limitation in Section 2(e) on the exercise of this Warrant)], the number of shares of capital stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of Ordinary Shares represented by each Warrant ADS for which this Warrant is exercisable immediately prior to such Fundamental Transaction [(without regard to any limitation in Section 2(e) on the exercise of this Warrant)]. For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one Ordinary Share or ADS, as applicable, in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Ordinary Shares are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. Notwithstanding anything to the contrary, in the event of a Fundamental Transaction while this Warrant is outstanding during the Exercise Period, the Company or any Successor Entity (as defined below) shall, at the Holder’s option, exercisable at any time concurrently with, or within 30 days after, the consummation of the Fundamental Transaction (or, if later, the date of the public announcement of the applicable Fundamental Transaction), purchase this Warrant from the Holder by paying to the Holder an amount of cash equal to the Black Scholes Value (as defined below) of the remaining unexercised portion of this Warrant on the date of the consummation of such Fundamental Transaction; provided, however, that, if the Fundamental Transaction is not within the Company’s control, including not approved by the Company’s Board of Directors, the Holder shall only be entitled to receive from the Company or any Successor Entity as of the date of consummation of such Fundamental Transaction the same type or form of consideration (and in the same proportion), at the Black Scholes Value of the unexercised portion of this Warrant, that is being offered and paid to the holders of Ordinary Shares of the Company in connection with the Fundamental Transaction, whether that consideration be in the form of cash, shares or any combination thereof, or whether the holders of Ordinary Shares are given the choice to receive from among alternative forms of consideration in connection with the Fundamental Transaction; (which entity may be the Company following such Fundamental Transaction) in such Fundamental Transaction. “Black Scholes Value” means the value of this Warrant based on the Black-Scholes Option Pricing Model obtained from the “OV” function on Bloomberg determined as of the day of consummation of the applicable Fundamental Transaction for pricing purposes and reflecting (A) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the Warrant Exercise Deadline, (B) an expected volatility equal to the 100 day volatility obtained from the HVT function on Bloomberg as of the Trading Day immediately following the public announcement of the applicable contemplated Fundamental Transaction, (C) the underlying price per share used in such calculation shall be the greater of (i) the sum of the price per share being offered in cash, if any, plus the value of any non-cash consideration, if any, being offered in such Fundamental Transaction and (ii) the highest VWAP during the period beginning on the Trading Day immediately preceding the announcement of the applicable Fundamental Transaction (or the consummation of the applicable Fundamental Transaction, if earlier) and ending on the Trading Day of the Holder’s request pursuant to this Section 3(d) and (D) a remaining option time equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the Warrant Exercise Deadline and (E) a zero cost of borrow. The payment of the Black Scholes Value will be made by wire transfer of immediately available funds (or such other consideration) within the later of (i) five Business Days of the Holder’s election and (ii) the date of consummation of the Fundamental Transaction. The Company shall use reasonable best efforts to cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Warrant and the other Transaction Documents in accordance with the provisions of this Section 3(d) pursuant to written agreements in form and substance reasonably satisfactory to the Holder prior to such Fundamental Transaction and shall, at the option of the Holder, deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant which is exercisable for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the Ordinary Shares or ADSs acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares of capital stock (but taking into account the relative value of the Ordinary Shares or ADSs pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant with the same effect as if such Successor Entity had been named as the Company herein. For clarity, the provisions of this Section 3(d) shall only apply if and to the extent the Fundamental Transaction occurs while this Warrant is outstanding during the Exercise Period.

e) Calculations. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of an ADS or Ordinary Share, as the case may be. For purposes of this Section 3, the number of Ordinary Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Ordinary Shares (excluding treasury shares, if any) issued and outstanding (including Ordinary Shares represented by ADSs but excluding Ordinary Shares held by the Depositary for future sale and issuance).

f) Notice to Holder.

i. Adjustment to Exercise Price . Whenever the Exercise Price is adjusted pursuant to any provision of this Section 3, the Company shall promptly deliver to the Holder by email a notice setting forth the Exercise Price after such adjustment and any resulting adjustment to the number of Warrant Shares or Warrant ADSs [or Pre-Funded Warrants] and setting forth a brief statement of the facts requiring such adjustment.

ii. Notice of Trial Achievement. If the Eblasakimab Trial Achievement occurs prior to the date of the fifth anniversary of the Closing Date, the Company shall cause to be delivered by email to the Holder at its last email address as it shall appear upon the Warrant Register (as defined below), promptly following the date of the Eblasakimab Trial Achievement, a notice stating (a) the date on which the Eblasakimab Trial Achievement occurred and (b) the Warrant Exercise Deadline.

iii. Other Notices to Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Ordinary Shares or ADSs, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Ordinary Shares or ADSs, (C) the Company shall authorize the granting to all holders of the Ordinary Shares or ADSs rights or warrants to subscribe for or purchase any shares of ordinary shares of any class or of any rights, (D) the approval of any shareholders of the Company shall be required in connection with any reclassification of the Ordinary Shares or ADSs, any consolidation or merger to which the Company (or any of its Subsidiaries) is a party, any sale or transfer of all or substantially all of its assets, or any compulsory share exchange whereby the Ordinary Shares or ADSs are converted into other securities, cash or property, or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be delivered by email to the Holder at its last email address as it shall appear upon the Warrant Register (as defined below), at least 10 days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Ordinary Shares or ADSs of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Ordinary Shares or ADSs of record shall be entitled to exchange their Ordinary Shares or ADSs for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice and provided further that no notice shall be required if the information is disseminated in a press release or document filed with the Commission. To the extent that any notice provided in this Warrant constitutes, or contains, material, non-public information regarding the Company or any of the Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Report on Form 6-K. The Holder shall remain entitled to exercise this Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

Section 4. Transfer of Warrant.

a) Transferability. Subject to compliance with any applicable securities laws and the conditions set forth in Section 4(d), this Warrant and all rights hereunder (including, without limitation, any registration rights) are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company unless the Holder has assigned this Warrant in full, in which case, the Holder shall surrender this Warrant to the Company within three (3) Trading Days of the date on which the Holder delivers an assignment form to the Company assigning this Warrant in full. This Warrant, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Warrant Shares[ or Pre-Funded Warrants] without having a new Warrant issued.

b) New Warrants. This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 4(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. All Warrants issued on transfers or exchanges shall be dated the original Issue Date and shall be identical with this Warrant except as to the number of Warrant Shares or Warrant ADSs [or Pre-Funded Warrants] issuable pursuant thereto.

c) Warrant Register. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

d) Transfer Restrictions. If, at the time of the surrender of this Warrant in connection with any transfer of this Warrant, the transfer of this Warrant shall not be either (i) registered pursuant to an effective registration statement under the Securities Act and under applicable state securities or blue sky laws or (ii) eligible for resale without volume or manner-of-sale restrictions or current public information requirements pursuant to Rule 144, the Company may require, as a condition of allowing such transfer, that the Holder or transferee of this Warrant, as the case may be, comply with the provisions of Section 6.7 of the Purchase Agreement.

Section 5. Miscellaneous.

a) No Rights as Shareholder Until Exercise. This Warrant does not entitle the Holder to any voting rights, dividends or other rights as a shareholder of the Company prior to the exercise hereof as set forth in Section 2(d)(i), except as expressly set forth in Section 3.

b) Loss, Theft, Destruction or Mutilation of Warrant or Share Certificate. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any share certificate relating to the Warrant ADSs or Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or share certificate, if mutilated, the Company will make and deliver a new Warrant or share certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or share certificate.

c) Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

d) Authorized Shares. The Company covenants that, during the period the Warrant is outstanding, it will reserve from its authorized and unissued Ordinary Shares, a sufficient number of shares to provide for the issuance of the Warrant Shares upon the exercise of any purchase rights under this Warrant. The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of issuing the necessary Warrant Shares upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Trading Market upon which the Ordinary Shares may be listed. The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant and payment for such Warrant Shares in accordance herewith, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges created by the Company in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its amended and restated memorandum and articles of association or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (i) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant ADSs or Warrant Shares upon the exercise of this Warrant and (iii) use reasonable best efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof, as may be, necessary to enable the Company to perform its obligations under this Warrant.

Before taking any action which would result in an adjustment in the number of Warrant ADSs or Warrant Shares [or Pre-Funded Warrants] for which this Warrant is exercisable, the Company shall use reasonable best efforts to obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

e) Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be determined in accordance with the provisions of the Purchase Agreement.

f) Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice the Holder’s rights, powers or remedies. Without limiting any other provision of this Warrant or the Purchase Agreement, if the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder as finally determined in a court of competent jurisdiction, the Company shall pay to the Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys’ fees, including those of appellate proceedings, incurred by the Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

g) Notices. Any notices, consents, waivers or other document or communications required or permitted to be given or delivered under the terms of this Warrant, including, without limitation, a Notice of Exercise, must be in writing and if provided via e-mail attachment a confirming hardcopy shall also be sent by internationally recognized overnight courier or express delivery service, and will be deemed to have been delivered: (i) upon receipt, if delivered personally; (ii) when sent, if sent by e-mail (provided that such sent e-mail is kept on file (whether electronically or otherwise) by the sending party and the sending party does not receive an automatically generated message from the recipient’s e-mail server that such e-mail could not be delivered to such recipient) and (iii) if sent by overnight courier service, one (1) Trading Day after deposit with an overnight courier service with next day delivery specified, in each case, properly addressed to the party to receive the same. The addresses and e-mail addresses for such communications shall be:

If to the Company:

ASLAN Pharmaceuticals Limited

3 Temasek Avenue, Level 18 Centennial Tower

Singapore 039190

Attention: Chief Executive Officer

Email:

With a copy (for informational purposes only) to:

Cooley LLP

10265 Science Center Drive

San Diego, CA 92121, USA

Attention: Carlos Ramirez

If to a Holder, to its address or e-mail address set forth herein or on the books and records of the Company.

h) Limitation of Liability. No provision hereof, in the absence of any affirmative action by the Holder to exercise this Warrant to purchase Warrant ADS or Warrant Shares [or Pre-Funded Warrants], and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the purchase price of any Warrant ADS or Warrant Shares [or Pre-Funded Warrants] or as a shareholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

i) Remedies. The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

j) Successors and Assigns. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of any Holder from time to time of this Warrant and shall be enforceable by such Holder.

k) Amendment. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holders of at least a majority of the Warrant Shares issuable upon the exercise of the outstanding Tranche Warrants issued pursuant to the Purchase Agreement.

l) Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

m) Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

********************

(Signature Page Follows)

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized as of the Issue Date set out above.

ASLAN PHARMACEUTICALS LIMITED

By:
Name:	Carl Firth, Ph.D.
Title:	Chief Executive Officer

NOTICE OF EXERCISE

TO: ASLAN PHARMACEUTICALS LIMITED

(1) The undersigned hereby elects to purchase ________ Warrant ADSs, [and] _____Warrant Shares [and ________ Pre-Funded Warrants] of the Company pursuant to the terms of the attached Warrant (only if exercised in full), and tenders herewith payment of the Exercise Price in full, together with all applicable transfer taxes, if any.

(2) Payment shall take the form of in lawful money of the United States.

(3) Please register and issue said Warrant ADSs or Warrant Shares [or Pre-Funded Warrants] in the name of the undersigned or in such other name as is specified below:

Delivery Instructions for Warrant ADSs (if applicable):

•	DTC Participant name and number: _______________________

•	Contact of DTC Participant: _______________________

•	Telephone Number of Participant Contact: _______________________

Delivery Instructions for Warrant Shares (if applicable):

•	DTC Participant name and number: _______________________

•	Contact of DTC Participant: _______________________

•	Telephone Number of Participant Contact: _______________________

[Delivery Instructions for Pre-Funded Warrants (if applicable):

•	Name: _______________________

•	Telephone Number: _______________________]

[SIGNATURE OF HOLDER]

Name of Investing Entity: ________________________________________________________________________

Signature of Authorized Signatory of Investing Entity: _________________________________________________

Name of Authorized Signatory: ___________________________________________________________________

Title of Authorized Signatory: ____________________________________________________________________

Date: ________________________________________________________________________________________

ASSIGNMENT FORM

(To assign the foregoing Warrant, execute this form and supply required information. Do not use this form to purchase Warrant ADS, Warrant Shares or Pre-Funded Warrants.)

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

Name:

(Please Print)

Address:

Phone Number: Email Address:	(Please Print)

Dated: _______________ __, ______

Holder’s Signature: __________________________

Holder’s Address: ____________________________

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